SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

NEVADA CHEMICALS, INC.

(Name of Subject Company)

NEVADA CHEMICALS, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

64127C107

(CUSIP Number of Common Stock)

Kevin Davis

9149 S. Monroe Plaza Way, Suite B

Sandy, UT 84070

(801) 984-0228

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications on Behalf of the

Person Filing Statement)

COPY TO:

Scott Loveless

Parr Waddoups Brown Gee & Loveless

185 South State Street, Suite 800

Salt Lake City, Utah 84111-1537

(801) 532-7840

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Nevada Chemicals, Inc., a Utah corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”)  on September 22, 2008, as amended by Amendment No. 1 to Schedule 14D-9 filed with the Commission on September 26, 2008 (as so amended, the “Schedule 14D-9”), relating to the tender offer commenced by Calypso Acquisition Corp., a Utah corporation and a direct, wholly-owned subsidiary of Cyanco Holding Corp., a Delaware corporation, to purchase all of the outstanding shares of the Company’s common stock, par value $0.001 per share, for $13.37 per share, upon the terms, and subject to the conditions, set forth in the Offer to Purchase, dated September 19, 2008 and in the related Letter of Transmittal.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4.    The Solicitation or Recommendation.

The first sentence of the subsection titled Reasons for the Recommendation of the Company Board of section (b) of Item 4 is hereby amended to read as follows:

In reaching its recommendation described in Section (a) of this Item 4 regarding the Offer, the Merger and the Merger Agreement, the Company Board considered the following factors:

The subsection titled Reasons for the Recommendation of the Company Board of section (b) of Item 4 is amended to insert the following paragraph immediately before the second to last paragraph of such subsection:

In considering the foregoing factors, the discussion of the Company Board focused on the following: (i) the peer group and precedent merger and acquisition transaction analysis presented by the Company’s Financial Advisor reflecting an EBITDA multiple for the Company which was at the high end or exceeded the peer group and merger and acquisition multiples, especially when adjusted for the non-controlling interest in Cyanco held by the Company and the lack of marketability discount (see discussion under “Peer Group Analysis” and “Precedent Merger and Acquisition Transactions” on pages 20 and 21); (ii) historical trading prices for the Company’s stock and the liquidity in the trading market for the shares; (iii) the capital expenditure, permitting and timing requirements associated with the expansion of Cyanco’s facilities necessary to meet its production commitments; (iv)  the dependence of Cyanco on mining activity in the freight logical western United States region, which is influenced by the price of gold and discoveries of new gold deposits and the economic exhaustion of existing deposits; (v) the opportunities for further growth for Cyanco, especially considering its high market share in its current marketing region; (vi) the uniqueness of the business and operations of Cyanco and the limited number of potential interested buyers; (vii) political and environmental opposition to sodium cyanide and mining in general; and (viii) the potential for the development of new technologies to replace the processes currently using sodium cyanide.

The last two paragraphs of the subsection titled Reasons for the Recommendation of the Company Board of section (b) of Item 4 are hereby amended to read in their entirety as follows:

Based on its review and discussion of the foregoing factors, the Company Board believes that the benefits of the Offer and the Merger to the Company stockholders outweigh the risks of the Offer and the Merger and that the transaction is in the best interests of the Company and its stockholders and, for that reason, recommends that the stockholders accept the Offer and, to the extent necessary, approve the Merger and the Merger Agreement.  In analyzing the Offer and the Merger, the Company’s management and the Company Board were assisted and advised by representatives of the Company’s Financial Advisors and the Company’s legal counsel, who reviewed various financial, legal and other considerations in addition to the terms of the Merger Agreement.

In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his own personal business judgment to the process and may have given different weight to different factors.

Item 9.                Exhibits.

(a)(1)(A)	Offer to Purchase, dated September 19, 2008 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Parent and Purchaser, filed with the SEC on September 19, 2008).*

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Parent and Purchaser, filed with the SEC on September 19, 2008).*

(a)(2)(A)	Opinion of Christenberry Collett & Company, Inc. dated September 8, 2008 (included as Annex I to the Schedule 14D-9).*

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Joint press release issued by Company and Parent, dated September 5, 2008 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed with the SEC by Company on September 8, 2008).*

(a)(6)	Information Statement of the Company (included as Annex II to the Schedule 14D-9).*

(e)(1)

Agreement and Plan of Merger, dated as of September 5, 2008, by and among Parent, Purchaser and Company (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed with the SEC by Company on September 8, 2008).*

(e)(2)	Non-disclosure Agreement, dated as of July 11, 2007, by and between Parent and Company.*

(e)(3)

Support Agreement, dated as of September 4, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and Dr. John T. Day.*

Support Agreement, dated as of September 4, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and Bryan Bagley.*

Support Agreement, dated as of September 4, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and BLA Irrevocable Investment Trust.*

Support Agreement, dated as of September 4, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and Mr. Garfield Cook.*

Support Agreement, dated as of September 4, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and James E. Solomon.*

Support Agreement, dated as of September 4, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and Nathan L. Wade.*

(e)(4)	Guarantee, dated September 5, 2008 by OCM Principal Opportunities Fund IV, L.P. in favor of the Company.*

(e)(5)	Employment Agreement, dated May 19, 1999, by and between Company and John T. Day.*

(g)	None.

*Previously filed as exhibits to the Schedule 14D-9.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 14D-9 is true, complete, and correct.

NEVADA CHEMICALS, INC.

October 6, 2008	By	/s/ JOHN T. DAY
John T. Day
President